Pricing Term Sheet Dated November 16, 2012	Filed pursuant to Rule 433 Issuer Free Writing Prospectus supplementing the Preliminary Prospectus Supplement dated November 13, 2012 and the Prospectus dated May 7, 2012 Registration No. 333-170232

Thompson Creek Metals Company Inc.

Pricing Term Sheet

$350,000,000 9.75% Senior Secured First Priority Notes due 2017

Issuer:	Thompson Creek Metals Company Inc.

Distribution:	SEC registered

Security Description:	9.75% Senior Secured First Priority Notes due 2017

Aggregate Principal Amount:	$350,000,000

Gross Proceeds:	$346,766,000

Net Proceeds (Before Expenses):	$339,906,000

Maturity:	December 1, 2017

Coupon:	9.75%

Offering Price:	99.076% of principal amount

Yield to Maturity:	10.000%

Spread to Benchmark Treasury:	+939 bps

Benchmark Treasury:	Treasury Rate 0.75% due 10/31/2017

Ratings*:	B1/B

* A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

Interest Payment Dates:	Semi-annually on each February 1 and August 1, commencing February 1, 2013

Optional redemption:	Make-whole call @ T+50 basis points prior to December 1, 2015, then:

On or after:	Price:
December 1, 2015	104.875%
December 1, 2016 and thereafter	100.000%

Equity Clawback:	Up to 35% at 109.750% plus accrued and unpaid interest until December 1, 2015

Change of control:	Putable at 101% of principal amount thereof, plus accrued and unpaid interest

Other Changes:

The first paragraph under the heading “Description of Other Indebtedness and Deferred Revenue—Deferred Revenue—Gold Stream Arrangement” is amended by adding at the end of the last sentence of the first paragraph “, including the notes offered hereby”.

The seventh paragraph under the heading “Description of Other Indebtedness and Deferred Revenue—Deferred Revenue—Gold Stream Arrangement” is amended by adding to the end of the penultimate sentence thereof “, such security interest, except for the security interest in the designated percentage of payable gold, being subordinated to the liens securing the notes offered hereby as described above.”

The following sentence shall be added to the “Underwriting” section of the Preliminary Prospectus Supplement: “In addition, we anticipate paying BBVA Securities Inc. a fee of $140,000 for advisory services in connection with the offering. BBVA Securities Inc. is not acting as an underwriter in this offering.”

Trade Date:	November 16, 2012

Settlement:	T+6 (November 27, 2012)

CUSIP:	884768 AF9

ISIN:	US884768AF93

Denominations/Multiple:	$2,000/$1,000

Sole Book-Running Manager:	Deutsche Bank Securities Inc.

Senior Co-Manager:	RBC Capital Markets LLC

Co-Managers:	SG Americas Securities, LLC Standard Bank Plc UBS Securities LLC

Trustee and U.S. Collateral Agent:	Wells Fargo Bank, National Association

Canadian Co-Trustee and Canadian Collateral Agent:	Valiant Trust Company

The issuer has filed a registration statement (including a prospectus supplement and accompanying prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus supplement and the accompanying prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you to the prospectus supplement and accompanying prospectus if you request it by telephone by calling Deutsche Bank Securities Inc. at (800) 503-4611,  by email to prospectus.CPDG@db.com or by mail to Deutsche Bank Securities Inc., Attn.: Prospectus Group, 60 Wall Street, New York, NY 10005-2836.